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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Wins an Order to Protect an International Border Crossing in the United States dated January 21, 2009.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Wins an Order to Protect an International Border Crossing in the United States

Wednesday January 21, 8:24 am ET

YAHUD, Israel, January 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GMS: MAGS; TASE: MAGS), today announced that it has received, through its U.S.-based subsidiary, an order of approximately $1 million to supply a security and protection system for a major United States international border crossing. The order is expected to be delivered during 2009.

Protecting this particular border crossing, which is used by many people and goods transferring between the United States and the neighboring country, will include an array of mobile and thermal cameras for border perimeter protection, as well as a people tracking and inspection matrix based on RFID technology, access and gate control, with wireless information broadcast for personnel and vehicles, managed by Magal's FORTIS command & control module.

Izhar Dekel, CEO of Magal said: "Given the U.S. Department of Homeland Security's stringent demands and the highest standards required for the protection of international borders, Magal's technology is particularly suitable and has the strongest capabilities to provide this solution. This project leverages Magal's ability and experience in international border protection. We are adding a leading customer reference to our testimonial list, and this order increases our market share in border crossing protection in the United States and worldwide."

Mr. Dekel concluded, "We hope that this new relationship will lead to follow-on installations at other border crossings as well as additional orders within the U.S. Homeland Security market segment."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently utilized in more than 70 countries worldwide for protection of national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities against terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal shares are traded in the USA since 1993, on NASDAQ Global Market, under the symbol MAGS and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company
    Magal Security Systems, Ltd
    Lian Goldstein, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: lian@magal-ssl.com


    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-646-201-9246
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  January 21, 2009